UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ARCADIA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

039014204

(CUSIP Number)

Philip W. Peters

Farella Braun + Martel LLP

Russ Building

235 Montgomery Street

San Francisco, California 94104-2803

415-954-4997

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 039014204	13D	Page 1 of 10 Pages

1.	NAMES OF REPORTING PERSONS Moral Compass Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 1,125,769 (See Item 5)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,125,769 (See Item 5)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.8% (See Item 5)
14.	TYPE OF REPORTING PERSON: CO

CUSIP No. 039014204	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Terri Bishop
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA – Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.8% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014204	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Peter Sperling
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA – Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.8% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014204	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Darby Shupp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: USA – Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.8% (See Item 5)
14.	TYPE OF REPORTING PERSON: IN

CUSIP No. 039014204	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.8% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014204	13D	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.8% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014204	13D	Page 7 of 10 Pages

1.	NAMES OF REPORTING PERSONS John G. Sperling 2012 Irrevocable Trust No. 3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,125,769 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,125,769 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,769 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 52.8% (See Item 5)
14.	TYPE OF REPORTING PERSON: OO

CUSIP No. 039014204	13D	Page 8 of 10 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The information set forth in Item 2, Item 5 and Item 6 is hereby incorporated by reference in its entirety.

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Persons held the following securities of the Issuer:

(i)	60,681,805 shares of shares of Series A Convertible Preferred Stock, which were transferred to MCC’s Predecessor, Moral Hazard Corporation (referred to herein as “MHC”), by Dr. John G. Sperling in exchange for 1,000 shares of Class B Common Stock of MHC. Upon the IPO closing, the Series A Convertible Preferred Stock automatically converted for no additional consideration into 15,170,451 shares of the Issuer’s Common Stock, representing a ratio of one share of Common Stock for every four shares of Series A Convertible Preferred Stock. The conversion ratio reflected an adjustment due to the Issuer’s 1-for-4 reverse stock split effected on May 8, 2015.

(ii)	15,391,006 shares of shares of Series B Convertible Preferred Stock, which were transferred to MHC by Dr. John G. Sperling in exchange for the 1,000 shares of Class B Common Stock of MHC referenced in paragraph (i), above. Upon the IPO closing, the Series B Convertible Preferred Stock automatically converted for no additional consideration into 3,847,751 shares of the Issuer’s Common Stock, representing a ratio of one share of Common Stock for every four shares of Series B Convertible Preferred Stock. The conversion ratio reflected an adjustment due to the Issuer’s 1-for-4 reverse stock split effected on May 8, 2015.

(iii)	9,345,794 shares of Series C Convertible Preferred Stock, 2,004,481 of which were transferred to MHC by Dr. John G. Sperling in exchange for the 1,000 shares of Class B Common Stock of MHC referenced in paragraph (i), above, and 7,341,313 of which were purchased by MHC from the Issuer on various dates in 2010 and 2011 for $7,855,205 using working capital. Upon the IPO closing, the Series C Convertible Preferred Stock automatically converted for no additional consideration into 2,336,448 shares of the Issuer’s Common Stock, representing a ratio of one share of Common Stock for every four shares of Series C Convertible Preferred Stock. The conversion ratio reflected an adjustment due to the Issuer’s 1-for-4 reverse stock split effected on May 8, 2015.

(iv)	642,857 shares of Common Stock purchased by MHC from a former shareholder on March 3, 2010 for $360,000 using working capital. These shares were converted into 160,714 shares due to the Issuer’s 1-for-4 reverse stock split effected on May 8, 2015.

On May 20, 2015, the closing date of the IPO: (i) the Series A, Series B and Series C Convertible Preferred Stock automatically converted into an aggregate of 21,354,650 shares of the Issuer’s Common Stock, as further described above; and (ii) MCC purchased 1,000,000 shares of the Issuer’s Common Stock for a purchase price of $8.00 per share, using its working capital.

CUSIP No. 039014204	13D	Page 9 of 10 Pages

On January 22, 2018 the Issuer amended the Issuer’s Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of its outstanding Common Stock, pursuant to which each 20 shares of the Issuer’s outstanding shares of Common Stock, automatically and without any action on the part of the respective holders thereof, was reclassified and combined into 1 validly issued, fully paid and non-assessable share of Common Stock, rounding up fractional shares to the next whole share (the “Reverse Stock Split”). Due to the Reverse Stock Split, MCC now holds 1,125,769 shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Common Stock described herein was acquired by the Reporting Persons for investment purposes. The Reporting Persons have no present plans or proposals for disposition of the shares beneficially owned by them or for acquisition of additional shares. The Reporting Persons, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, the Reporting Persons may change their plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by them or to acquire additional shares. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax or other economic planning purposes.

On March 9, 2017, MCC delivered a Stockholder Nomination Letter to the Issuer (the “2017 Nomination Letter”), notifying the issuer of its intent to nominate Eric Rey and Gregory Waller (the “2017 Nominees”) for election as Class II Members of the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2017 Annual Meeting of Stockholders. MCC delivered the 2017 Nomination Letter because it believed the Board required significant and immediate improvement to preserve and maximize stockholder value.

On March 9, 2018, MCC delivered a Stockholder Nomination Letter to the Issuer (the “2018 Nomination Letter”), notifying the issuer of its intent to nominate Lilian Shackelford Murray (the “2018 Nominee”) for election as a Class III Member of the Board at the Issuer’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”). MCC delivered the 2018 Nomination Letter because it believes the Board still requires significant and immediate improvement to preserve and maximize stockholder value.

MCC believes the 2018 Nominee’s skill set and highly relevant business and financial experience will be extremely valuable to the Issuer and MCC is confident that the 2018 Nominee will have an immediate positive impact on the Board.

Representatives of MCC have engaged, and intend to continue to engage, in discussions with the Board regarding matters relating to the composition of the Board. MCC stands willing to work with the Issuer to identify appropriate candidates to stand for election at the 2018 Annual Meeting, who must be diverse, highly qualified and independent.

In the Nomination Letter, among other things, MCC indicates that in the event that the Board declines to include the 2018 Nominee on the slate of recommended nominees in the Issuer’s proxy statement for the 2018 Annual Meeting, MCC has reserved the right to deliver a proxy statement and form of proxy to the Issuer’s other stockholders and solicit proxies from the Issuer’s stockholders in support of the 2018 Nominee set forth in the 2018 Nomination Letter.

CUSIP No. 039014204	13D	Page 10 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The information set forth in Item 2, Item 3 and Item 6 is hereby incorporated by reference in its entirety.

(a) and (b). As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,125,769 shares of Common Stock (the “Reporting Persons’ Shares”), representing approximately 52.8% of the Issuer’s outstanding Common Stock. This calculation is based upon approximately 2,134,153 shares of Common Stock outstanding after the Reverse Stock Split as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 27, 2017.

MCC is the record and beneficial owner of all of the Reporting Persons’ Shares, and has the sole power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares. MCC is owned in equal amounts by the three Sperling Trusts, and therefore each of the Sperling Trusts has shared power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares. Darby Shupp, Terri Bishop and Peter Sperling serve as the three directors of MCC as well as the three trustees of each of the Sperling Trusts, and therefore have shared power to vote or direct the voting, and to dispose or direct the disposition of all of the Reporting Persons’ Shares.

(c) Except as described elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2018

MORAL COMPASS CORPORATION

By:	/s/ Darby Shupp

Name:	Darby Shupp
Title:	Secretary and CFO

JOHN G. SPERLING 2012 IRREVOCABLE TRUST NO. 1

By:	/s/ Darby Shupp

Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop

Name:	Terri Bishop
Title:	Trustee

JOHN G. SPERLING 2012 IRREVOCABLE TRUST NO. 2

By:	/s/ Darby Shupp

Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop

Name:	Terri Bishop
Title:	Trustee

JOHN G. SPERLING 2012 IRREVOCABLE TRUST NO. 3

By:	/s/ Darby Shupp

Name:	Darby Shupp
Title:	Trustee

By:	/s/ Terri Bishop

Name:	Terri Bishop
Title:	Trustee

By:	/s/ Peter Sperling

Peter Sperling

By:	/s/ Terri Bishop

Terri Bishop

By:	/s/ Darby Shupp
Darby Shupp